UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended December 31, 2014
Commission File Number 0-28564
 __________________________________
QIAGEN N.V.
(Translation of registrant’s name into English)
 __________________________________
Spoorstraat 50
5911 KJ Venlo
The Netherlands
(Address of principal executive office)
__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐            No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On January 28, 2015, QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the quarter and year ended December 31, 2014. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.
QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.
The non-GAAP financial measures used in this press release are non-GAAP net sales, gross profit, operating income, pre-tax income, net income and diluted earnings per share. These adjusted results exclude fair value adjustments to deferred revenue, costs related to amortization of acquired intangible assets, impairment losses, acquisition and integration, including inventory fair value adjustments related to business acquisitions, as well as non-recurring charges or income. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results.
We use a measure of free cash flow to estimate the cash flow remaining after purchases of property, plant and equipment as required to maintain or expand our business. This measure provides us with supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities less purchases of property, plant and equipment.
We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.
We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: January 29, 2015

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated January 28, 2015

Table of Contents	Exhibit 99.1

QIAGEN reports results for fourth quarter and full-year 2014

•	Full-year 2014 results: Adjusted net sales of $1.35 billion (+4% CER); adjusted operating income of $312.5 million; and adjusted EPS of $1.00

◦	Adjusted net sales rise 9% CER excluding U.S. HPV products; free cash flow up 15% to $201.4 million for the year

•	Q4 2014 results in line with pre-announcement: Adjusted net sales of $360.8 million (+4% CER), adjusted operating income of $71.6 million; and adjusted EPS of $0.25

◦	Adjusted net sales rise 10% CER excluding U.S. HPV products

•	Growth drivers set to deliver above-market growth and lead QIAGEN portfolio transformation in 2015 during last year of significant U.S. HPV headwinds

•	QIAGEN expects to deliver higher 2015 adjusted net sales and earnings at constant exchange rates, but adverse impact from currency movements

Venlo, The Netherlands, January 28, 2015 - QIAGEN N.V. (NASDAQ: QGEN; Frankfurt Prime Standard: QIA) announced results of operations for the fourth quarter and full-year 2014 while setting goals for further innovation and growth in 2015.

“We delivered solid results in 2014, driven by the continued strong performance of our growth drivers. Our teams made significant progress on transforming QIAGEN and developing our portfolio, in particular through targeted investments in our growth drivers, which are delivering strong double-digit CER growth and are contributing about 30% of total sales. For 2015, we are determined to build further momentum behind our growth drivers through market expansion plans and new product launches, and have set goals for higher sales and adjusted earnings at constant exchange rates as we work through the final year of headwinds from the U.S. HPV franchise,” said Peer M. Schatz, Chief Executive Officer of QIAGEN N.V.

Full-year 2014 results

	2014	2013	Change
In $ millions, except per share information			$	CER
Net sales, adjusted	1,346.2	1,306.3	3%	4%
Operating income, adjusted	312.5	318.1	-2%
Net income, adjusted	241.1	246.3	-2%
Diluted EPS, adjusted	$1.00	$1.02
Diluted EPS CER, adjusted	$1.01	$1.02

For information on adjusted figures, please refer to the reconciliation table accompanying this release. Adjusted net sales is a non-GAAP measure that includes all revenue contributions from bioinformatics acquisitions. Full-year 2014 results include an $0.08 per share restructuring charge that has not been excluded from adjusted results.

Adjusted net sales grew 4% at constant exchange rates (CER) in 2014, driven by consumables and related revenues (+4% CER, 87% of sales) and instruments (+8% CER, 13% of sales) as well as ongoing business expansion in all customer classes. About two percentage points of CER growth came from acquisitions to create industry leadership in bioinformatics with Ingenuity, CLC bio and BIOBASE, and two percentage points from the rest of the business. Currency movements had an adverse impact of one percentage point. Excluding sales of U.S. HPV test products in both periods, adjusted net sales rose 9% CER in 2014.
Operating income was $160.8 million compared to $63.3 million in 2013, with one-time charges taken in both periods for acquisitions and restructuring initiatives. Adjusted operating income, which excludes items such as business integration, acquisition-related costs and amortization of intangible assets acquired in business combinations, declined 2% to $312.5 million in 2014, and included $25.5 million of one-time restructuring charges, compared to $318.1 million in 2013.
Net income attributable to owners of QIAGEN N.V. in 2014 was $116.6 million, or $0.48 per diluted share (based on 241.5 million diluted shares) compared to $69.1 million, or $0.29 per share (based on 242.2 million diluted shares) in 2013. Adjusted net income was $241.1 million, or $1.00 per share ($1.01 CER), compared to $246.3 million, or $1.02 per share, in 2013. Adjusted EPS results for 2014 included $0.08 of restructuring charges taken in the fourth quarter, of which $0.06 were non-cash.

At December 31, 2014, cash and cash equivalents rose to $392.7 million from $330.3 million at December 31, 2013. Net cash provided by operating activities in 2014 rose to $288.0 million from $259.0 million in 2013, with free cash flow increasing to $201.4 million in 2014 compared to $174.5 million in 2013. Net cash used in investing activities was $407.6 million, up from $251.7 million a year earlier. Net cash generated from financing activities was $192.8 million in 2014 compared to cash used in financing activities of $68.8 million in 2013.

Fourth quarter 2014 results

	Q4 2014	Q4 2013	Change
In $ millions, except per share information			$	CER
Net sales, adjusted	360.8	362.6	—%	4%
Operating income, adjusted	71.6	95.3	-25%
Net income, adjusted	60.4	79.8	-24%
Diluted EPS, adjusted	$0.25	$0.33
Diluted EPS CER, adjusted	$0.25	$0.33

For information on adjusted figures, please refer to the reconciliation table accompanying this release. Adjusted net sales is a non-GAAP measure that includes all revenue contributions from bioinformatics acquisitions. Q4 2014 results include an $0.08 per share restructuring charge that has not been excluded from adjusted results.

In the fourth quarter of 2014, adjusted net sales rose 4% at constant exchange rates (CER), led by dynamic double-digit CER growth in instruments (+18% CER / 16% of sales) as well as higher sales of consumables and related revenues (+2% CER / 84% of sales) and contributions from all customer classes. About one percentage point of total CER growth came from the bioinformatics acquisitions, and about three percentage points from the rest of the business. Currency movements had a significant adverse impact of approximately four percentage points on reported net sales growth. Excluding sales of U.S. HPV test products, adjusted net sales rose 10% CER.

Operating income was $20.6 million compared to $34.0 million in the same period of 2013, with one-time charges taken in both periods related to acquisitions and restructuring initiatives. Adjusted operating income, which excludes items such as business integration, acquisition-related costs and amortization of intangible assets acquired in business combinations, declined 25% to $71.6 million, mainly due to the $25.5 million of restructuring charges in 2014.

Net income attributable to owners of QIAGEN N.V. was $25.8 million, or $0.11 per diluted share (based on 241.1 million diluted shares) in the fourth quarter of 2014 compared to $60.2 million, or $0.25 per share (based on 244.4 million diluted shares) a year ago. Adjusted net income fell 24% to $60.4 million, or $0.25 per share ($0.25 CER), from $79.8 million, or $0.33 per share.

Business review
An overview of adjusted net sales results for the fourth quarter and full-year 2014 at CER:

Geographic regions
The Europe / Middle East / Africa region (FY 2014: +9% / 34% of sales; Q4 2014: +12% / 34% of sales) had solid growth in Germany, France, United Kingdom and Turkey while also benefiting from ongoing expansion in the Nordic region. The Americas (FY 2014: +0% / 46% of sales; Q4 2014: -4% / 44% of sales) grew 11% CER excluding U.S. HPV product sales on demand across all customer classes. The Asia-Pacific / Japan region (FY 2014: +8% / 19% of sales; Q4 2014: +11% / 20% of sales) advanced on high-single-digit growth in China along with gains in Japan and South Korea, while sales were largely unchanged in Australia. Sales in the top seven emerging markets (FY 2014: +5% / 14% of sales; Q4 2014: +6% / 17% of sales) showed gains in China, South Korea, Brazil and Turkey, which more than offset sharply lower sales in Russia, as well as lower sales in Mexico due to the timing of national tenders.
Customer classes
Molecular Diagnostics (FY 2014: +4% / 50% of sales; Q4 2014: +3%, 51% of sales) advanced on the ongoing solid expansion of QIAGEN’s growth drivers, helping to deliver 16% growth in 2014 from the diagnostics portfolio other than U.S. HPV tests and overcoming the full-year decline in U.S. HPV sales (-40%, 6% of sales). Instrument sales grew at a double-digit pace, supported by ongoing strong placements of the QIAsymphony system. Full-year double-digit sales gains were also delivered by the QuantiFERON-TB test, the Personalized Healthcare portfolio (including higher pharma co-development project revenues compared to 2013) and Profiling consumables.
Applied Testing (FY 2014: +9%, 8% of sales; Q4 2014: +13% / 9% of sales) delivered a strong performance in the fourth quarter of 2014, leading to a double-digit sales increase for the full year in instruments and a solid single-digit rise in consumables sales on the back of growth in Human ID / forensics and veterinary applications, as well as the addition of the bioinformatics portfolio.
Pharma (FY 2014: +3%, 19% of sales; Q4 2014: +1% / 18% of sales) saw improving demand in the Americas during 2014, with single-digit increases both in instrument sales and in contributions from consumables and bioinformatics.
Academia (FY 2014: +2%, 23% of sales; Q4 2014: +6% / 22% of sales) delivered growth for the full year despite challenging funding conditions in the U.S. and other key markets, aided by a return to growth in instrument sales during the fourth quarter as well as higher contributions from consumables sales. QIAGEN continues to expect funding levels to improve in 2015 compared to 2014, but to remain below levels seen in earlier years.

Growth drivers leading QIAGEN transformation in 2015 and beyond
QIAGEN continues to deliver innovation and growth by executing on targeted initiatives to expand our leadership in addressing the evolving needs of customers to transform biological samples into valuable molecular insights. The rapid expansion of our growth drivers - which reached approximately 30% of total sales in 2014 and delivered more than 20% CER growth - is leading the transformation of QIAGEN in 2015, which is expected to be the last year of significant headwinds from reduced sales of U.S. HPV test products used for cervical cancer screening.
Among recent developments:
QIAsymphony delivering growth in placements as content menu expands

•
QIAGEN surpassed its 2014 goal of 1,250 cumulative placements of QIAsymphony, the world’s leading automation solution for medium-throughput molecular testing, and affirmed a goal to reach more than 1,500 total placements by the end of 2015.

•
Eight assays for use on QIAsymphony’s Rotor-Gene Q real-time PCR platform received regulatory clearance in Europe and/or the United States in 2014, providing growth from QIAGEN’s deep pipeline of more than 35 assays in development.

Personalized Healthcare leadership gaining further momentum

•
The first-ever liquid biopsy-based companion diagnostic to gain regulatory clearance for use in lung cancer patients, therascreen EGFR RGQ Plasma PCR kit, received CE-IVD marking. Co-developed in collaboration with AstraZeneca, this kit analyzes a genomic mutation to guide treatment of non-small cell lung cancer with AstraZeneca’s IRESSA®.

•
A new master collaboration agreement was announced in November 2014 with Novartis to develop and commercialize companion diagnostics paired with their current and future pharmaceutical products, becoming the ninth of these industry-leading comprehensive agreements reached by QIAGEN for the development of companion diagnostics.

QuantiFERON-TB expanding rapidly around the world, launch moving ahead in China

•	QuantiFERON-TB, the world’s leading diagnostic for tuberculosis infection, surpassed $100 million of sales in 2014 while maintaining a solid double-digit CER growth pace.

•
QuantiFERON-TB Gold Plus, the fourth generation of this test, was launched in Europe with CE-IVD marking in late 2014 with an improved clinical profile and further workflow optimization. Submission for U.S. regulatory approval is planned for 2015, and submissions are being prepared for other markets, including China and Japan.

Bioinformatics tools driving the advancement of NGS technologies

•
QIAGEN’s bioinformatics offering continues to grow in value to next-generation sequencing (NGS) users with additions to the deep information resources and diverse software solutions. Data from more than 300,000 samples have so far been analyzed using QIAGEN’s Ingenuity Knowledge Base, which has helped to further expand the power of this platform.

•
Ingenuity Clinical, a web-based decision-support solution for NGS users in clinical settings, is being prepared for commercialization in 2015. Decision Support draws on the extensive capabilities of Ingenuity Knowledge Base and delivers rapid, easy-to-use and high-confidence clinical interpretation and reporting of insights from NGS-based tests.

Innovative NGS workflows and universal solutions helping to address clinical needs

•
QIAGEN acquired the enzyme solutions business of Enzymatics, a U.S. company whose products are used in an estimated 80% of all next-generation sequencing workflows. The comprehensive Enzymatics portfolio complements QIAGEN’s leading offering of universal NGS products, advancing our strategy to drive the adoption of NGS in clinical healthcare. In addition, QIAGEN entered into a strategic partnership with ArcherDX, which was created after the acquisition, gaining technology and distribution rights for unique products to support the clinical adoption of NGS in Personalized Healthcare for oncology patients based on ArcherDX's proprietary AMP™ chemistry. QIAGEN expects the acquired Enzymatics product portfolio to contribute approximately $20 million of incremental sales in 2015 (which takes into account overlapping product portfolios).

•	Development of the sample-to-insight workflow with the GeneReader benchtop NGS sequencer is progressing on track toward commercialization in the second half of 2015.
Maintaining leadership in cervical cancer screening

•
QIAGEN has maintained a solid leadership position in the U.S. market for cervical cancer screening with its digene HC2 Test, despite aggressive pricing actions launched by new competitors in recent years. The decline in QIAGEN's U.S. sales of HPV products (FY 2014: -40%, 6% of sales; Q4 2014: -59%, 4% of sales) was greater than previously expected and created approximately five percentage points of headwind on total adjusted net sales growth. For 2015, QIAGEN expects U.S. HPV sales to continue to decline and create approximately 3-4 percentage points of headwind on total adjusted net sales growth, but to represent well below 5% of total sales at the end of the year. Outside of the U.S., QIAGEN has a solid HPV leadership position and expects higher sales in 2015 following a modest reduction in 2014 sales due to the timing of large national tenders compared to 2013 (FY 2014: -5% CER, 5% of sales; Q4 2014: +1% CER / 6% of sales).

Increasing returns to shareholders

QIAGEN is committed to disciplined capital allocation, including business expansion through targeted acquisitions as well as increasing returns to shareholders. These include two initiatives currently underway that have increased the total value of announced shareholder-return programs to more than $500 million.

In January 2015, QIAGEN launched an offer to repurchase all of its outstanding convertible notes due 2024 to optimize its balance sheet by reducing the related potential share dilution. All of the outstanding 2024 notes have been tendered, and QIAGEN currently expects to make approximately $250 million of cash payments from existing reserves for the repurchase. Approximately 10.3 million shares of dilution risk were related to the 2024 Notes, of which approximately 4.5 million were already included in the diluted share count as of January 9, 2015.

In the third $100 million share repurchase program, which was launched in August 2014, approximately 2.1 million shares have been repurchased as of December 17, 2014, on the Frankfurt Stock Exchange at a volume-weighted average price of EUR 18.21 per share for a total of EUR 38.6 million. Repurchased shares are held in treasury in order to satisfy obligations for exchangeable debt instruments and employee share-based remuneration plans. Information on the program is available on the QIAGEN website (www.qiagen.com).

Changes in the Supervisory Board and Executive Committee
Supervisory Board: Prof. Dr. James E. Bradner, M.D., has been selected as a member of the Supervisory Board as of January 2015, and will be proposed for election at the Annual General Meeting in June 2015. Dr. Bradner is Associate Director of the Center for the Science of Therapeutics (CSofT) at the Broad Institute, as well as an attending physician in the Department of Hematology-Oncology at the Dana-Farber Cancer Institute. Among other roles, he also serves as an Associate Professor of Medicine at Harvard Medical School. He is a founder of Acetylon Pharmaceuticals, SHAPE Pharmaceuticals, Tensha Therapeutics, and Syros Pharmaceuticals. Dr. Bradner received his M.D. from The University of Chicago in 1999.
Executive Committee: Thierry Bernard will join QIAGEN in February 2015 as Senior Vice President, Molecular Diagnostics Business Area, and a member of the Executive Committee, to lead QIAGEN’s growing presence in diagnostic technologies for healthcare. Mr. Bernard had been with bioMérieux in various roles of increasing responsibility, most recently serving as Corporate Vice President, Global Commercial Operations, Investor Relations and the Greater China Region. He is a member of the Boards of Directors of AdvanDx and Daktari Diagnostics, Inc. He has earned degrees from Sciences Po (Paris), Harvard Business School, London School of Economics and the College of

Europe. Mr. Bernard replaces Dr. Helge Lubenow, who decided to step down from this role to take parental leave.

2015 outlook

QIAGEN expects to deliver higher adjusted net sales and adjusted earnings in 2015 at constant exchange rates (CER) with above-market sales growth from the current core portfolio - led by the growth drivers - well exceeding the final year of significant headwinds from reduced U.S. sales of HPV products. These expectations do not take into account any acquisitions that could be completed in 2015.

For the full year, adjusted net sales are expected to rise approximately 4% CER, as growth of about 7-8% CER in the core portfolio (including contributions from the Enzymatics acquisition in December 2014) exceeds the adverse impact of approximately 3-4 percentage points from lower U.S. HPV sales. Adjusted diluted earnings per share (EPS) are expected to be approximately $1.16-1.18 CER compared to $1.00 in 2014. Based on current exchange rates, QIAGEN expects the movements of the U.S. dollar, its reporting currency, against various currencies to have an adverse impact on adjusted sales results, and to a lesser degree on adjusted EPS results, and a relatively modest impact on the adjusted operating income margin.

For the first quarter of 2015, QIAGEN expects adjusted net sales growth of approximately 2% CER, which includes approximately 5-6 percentage points of headwind from U.S. HPV sales, and adjusted EPS of approximately $0.22-0.23 CER. Based on currency exchange rates as of January 28, 2015, QIAGEN expects currency movements to have an adverse impact of approximately seven percentage points on reported sales growth and approximately $0.01 per share on adjusted EPS.

Use of adjusted results

QIAGEN reports adjusted results, as well as results considered on a constant exchange rate basis, and other non-U.S. GAAP figures, to give additional insight into its financial performance. These results include adjusted net sales, adjusted gross profit, adjusted operating income, adjusted net income attributable to owners of QIAGEN N.V., adjusted diluted EPS and free cash flow. Adjusted results are non-GAAP financial measures that QIAGEN believes should be considered in addition to the reported results prepared in accordance with generally accepted accounting principles, but should not be considered as a substitute. Free cash flow is calculated by deducting capital expenditures for Property, Plant & Equipment from cash flow from operating activities. QIAGEN believes certain items should be excluded from adjusted results when they are outside of its ongoing core operations, vary significantly from period to period, or affect the comparability of results with its competitors and its own prior periods. Reconciliations of reported results to adjusted results are included in the tables accompanying this release. QIAGEN has implemented two changes to its presentation of adjusted results starting with results for the first quarter of 2014. Share-based compensation is included as a cost in adjusted results. Information on share-based compensation continues to be disclosed in QIAGEN’s regulatory filings and annual reports. Restructuring costs are also only adjusted for those involving business integration and acquisition-related activities.

Conference call and webcast details

Information on QIAGEN’s performance will be presented during a conference call on Thursday, January 29, 2015, at 9:30 ET / 14:30 GMT / 15:30 CET. The corresponding presentation slides will be available for download shortly before the event at http://www.qiagen.com/de/about-us/investors/corporate-calendar/. A webcast will also be made available at this website. A replay will also be made available on this website.

About QIAGEN

QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions to transform biological materials into valuable molecular insights. QIAGEN sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective molecular testing workflows. QIAGEN provides these workflows to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare), Applied Testing (forensics, veterinary testing and food safety), Pharma (pharmaceutical and biotechnology companies) and Academia (life sciences research). As of December 31, 2014, QIAGEN employed approximately 4,300 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.

Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, markets, strategy or operating results, including without limitation its expected operating results, new product developments, new product launches, regulatory submissions, and financing plans are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, the commercial development of markets for our products in applied testing, personalized healthcare, clinical research, proteomics, women's health/HPV testing and nucleic acid-based molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products, the consummation of acquisitions, and the integration of acquired technologies and businesses. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).
Contacts:

Investor Relations:	Public Relations:
John Gilardi	Dr. Thomas Theuringer
Vice President IR and Corporate Communications	Director Public Relations
+49 2103 29 11711	+49 2103 29 11826
+1 240 686 2222	+1 240 686 7425

Email: ir@qiagen.com	Email: pr@qiagen.com
ir.qiagen.com	pr.qiagen.com

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Three months
	ended December 31,
(In $ thousands, except per share data)	2014	2013
Net sales	360,410	361,085
Cost of sales	144,632	125,222
Gross profit	215,778	235,863
Operating expenses:
Research and development	43,920	43,792
Sales and marketing	100,595	98,492
General and administrative, restructuring, integration and other	41,603	50,184
Acquisition-related intangible amortization	9,091	9,387
Total operating expenses	195,209	201,855
Income from operations	20,569	34,008
Other income (expense):
Interest income	1,188	477
Interest expense	(9,965)	(7,916)
Other income, net	2,224	4,307
Total other expense	(6,553)	(3,132)
Income before income taxes	14,016	30,876
Income taxes	(12,033)	(29,111)
Net income	26,049	59,987
Net income (loss) attributable to non-controlling interest	206	(163)
Net income attributable to the owners of QIAGEN N.V.	25,843	60,150

Diluted net income per common share attributable to the owners of QIAGEN N.V.	$0.11	$0.25
Diluted net income per common share attributable to the owners of QIAGEN N.V. (adjusted)	$0.25	$0.33

Diluted shares used in computing diluted net income per common share	241,138	244,382

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Twelve months
	ended December 31,
(In $ thousands, except per share data)	2014	2013
Net sales	1,344,777	1,301,984
Cost of sales	479,839	486,494
Gross profit	864,938	815,490
Operating expenses:
Research and development	163,627	146,070
Sales and marketing	376,873	371,523
General and administrative, restructuring, integration and other	126,550	199,072
Acquisition-related intangible amortization	37,070	35,495
Total operating expenses	704,120	752,160
Income from operations	160,818	63,330
Other income (expense):
Interest income	3,964	2,299
Interest expense	(39,330)	(30,882)
Other (expense) income, net	(6,938)	2,591
Total other expense	(42,304)	(25,992)
Income before income taxes	118,514	37,338
Income taxes	1,312	(31,760)
Net income	117,202	69,098
Net income attributable to non-controlling interest	568	25
Net income attributable to the owners of QIAGEN N.V.	116,634	69,073

Diluted net income per common share attributable to the owners of QIAGEN N.V.	$0.48	$0.29
Diluted net income per common share attributable to the owners of QIAGEN N.V. (adjusted)	$1.00	$1.02

Diluted shares used in computing diluted net income per common share	241,538	242,175

QIAGEN N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS

(In $ thousands, except par value)	December 31, 2014	December 31, 2013
Assets	(unaudited)
Current assets:
Cash and cash equivalents	392,667	330,303
Short-term investments	184,036	49,923
Accounts receivable, net	265,231	259,710
Income taxes receivable	29,312	46,874
Inventories, net	132,276	128,097
Prepaid expenses and other current assets	113,771	66,290
Deferred income taxes	31,457	39,692
Total current assets	1,148,750	920,889
Long-term assets:
Property, plant and equipment, net	428,093	445,044
Goodwill	1,887,963	1,855,691
Intangible assets, net	726,914	790,405
Deferred income taxes	4,298	5,081
Other long-term assets	258,354	71,282
Total long-term assets	3,305,622	3,167,503
Total assets	4,454,372	4,088,392
Liabilities and Equity
Current liabilities:
Current portion of long-term debt	131,119	207
Accounts payable	46,124	50,869
Accrued and other current liabilities	224,203	245,236
Income taxes payable	28,935	38,131
Deferred income taxes	1,245	2,595
Total current liabilities	431,626	337,038
Long-Term liabilities:
Long-term debt, net of current portion	1,040,960	845,276
Deferred income taxes	117,264	143,760
Other long-term liabilities	206,523	38,447
Total long-term liabilities	1,364,747	1,027,483
Equity:
Common shares, EUR .01 par value: Authorized - 410,000 shares, issued - 239,707 shares in 2014 and in 2013	2,812	2,812
Additional paid-in capital	1,823,171	1,777,894
Retained earnings	1,125,686	1,054,431
Accumulated other comprehensive loss	(134,735)	(4,192)
Less treasury stock, at cost— 7,684 shares in 2014 and 5,817 shares in 2013, respectively	(167,190)	(116,613)
Total equity attributable to the owners of QIAGEN N.V.	2,649,744	2,714,332
Non-controlling interest	8,255	9,539
Total equity	2,657,999	2,723,871
Total liabilities and equity	4,454,372	4,088,392

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(unaudited)
Three months ended December 31, 2014
(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*
Reported results	360.4	215.8	20.6	14.0	12.0	25.8	$0.11
Adjustments:
Business integration and acquisition-related items	0.4	8.1	21.6	21.6	(7.1)	14.5	0.06
Purchased intangibles amortization	—	20.3	29.4	29.4	(9.9)	19.5	0.08
Non-cash interest expense charges	—	—	—	4.5	—	4.5	0.02
Other non-recurring income and expense	—	—	—	(2.7)	(1.2)	(3.9)	(0.02)
Total adjustments	0.4	28.4	51.0	52.8	(18.2)	34.6	0.14
Adjusted results	360.8	244.2	71.6	66.8	(6.2)	60.4	$0.25

* Using 241.1 M diluted shares

Three months ended December 31, 2013
(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*
Reported results	361.1	235.9	34.0	30.9	29.1	60.2	$0.25
Adjustments:
Business integration, acquisition- related and restructuring items	1.5	7.1	31.6	32.9	(30.4)	2.5	0.01
Purchased intangibles amortization	—	20.4	29.7	29.7	(11.4)	18.3	0.07
Other non-recurring income and expense	—	—	—	(0.3)	(0.9)	(1.2)	—
Total adjustments	1.5	27.5	61.3	62.3	(42.7)	19.6	0.08
Adjusted results	362.6	263.4	95.3	93.2	(13.6)	79.8	$0.33

* Using 244.4 M diluted shares

Tables may contain rounding differences

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(unaudited)
Twelve months ended December 31, 2014
(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*
Reported results	1,344.8	864.9	160.8	118.5	(1.3)	116.6	$0.48
Adjustments:
Business integration and acquisition-related items	1.4	8.3	32.9	32.9	(11.2)	21.7	0.09
Purchased intangibles amortization	—	81.7	118.8	118.8	(39.7)	79.1	0.33
Non-cash interest expense charges	—	—	—	14.5	—	14.5	0.06
Other non-recurring income and expense	—	—	—	11.9	(2.8)	9.1	0.04
Total adjustments	1.4	90.0	151.7	178.1	(53.7)	124.5	0.52
Adjusted results	1,346.2	954.9	312.5	296.6	(55.0)	241.1	$1.00
* Using 241.5 M diluted shares
Twelve months ended December 31, 2013
(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*
Reported results	1,302.0	815.5	63.3	37.3	31.8	69.1	$0.29
Adjustments:
Business integration, acquisition related and restructuring items	4.3	42.8	141.5	154.7	(51.4)	103.3	0.43
Purchased intangible amortization	—	77.9	113.3	113.3	(39.6)	73.7	0.30
Other non-recurring income and expense	—	—	—	—	0.2	0.2	—
Total adjustments	4.3	120.7	254.8	268.0	(90.8)	177.2	0.73
Adjusted results	1,306.3	936.2	318.1	305.3	(59.0)	246.3	$1.02
* Using 242.2 M diluted shares
Tables may contain rounding differences